Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2022

NEWS RELEASE

Business Highlights

•	Sales declined 1% Q/Q and Y/Y

•	SSD controller sales declined 15% to 20% both Q/Q and Y/Y

•	eMMC+UFS controller sales increased 5% to 10% both Q/Q and Y/Y

•	SSD solutions sales declined 5% to 10% Q/Q and increased 15% to 20% Y/Y

•	Demo’d MonTitanTM enterprise-class PCIe Gen5 SM8366 SSD controller at OCP Global Summit

•

On Aug 31, securityholders at the Company’s EGM approved acquisition by MaxLinear; closing of the Transaction is subject to certain customary closing conditions, including regulatory approval from SAMR

Financial Highlights

	3Q 2022 GAAP	3Q 2022 Non-GAAP
• Net sales	$250.8 million (-1% Q/Q, -1% Y/Y)	$250.8 million (-1% Q/Q, -1% Y/Y)
• Gross margin	47.5%	47.6%
• Operating margin	22.1%	25.0%
• Earnings per diluted ADS	$1.29	$1.53

TAIPEI, Taiwan and MILPITAS, Calif., November 2, 2022 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2022. For the third quarter of 2022, net sales (GAAP) declined sequentially to $250.8 million from $252.4 million in the second quarter of 2022. Net income (GAAP) declined to $42.9 million or $1.29 per diluted American Depositary Share (“ADS”) (GAAP) from net income (GAAP) of $51.6 million or $1.55 per diluted ADS (GAAP) in the second quarter of 2022.

For the third quarter of 2022, net income (non-GAAP) declined to $51.2 million or $1.53 per diluted ADS (non-GAAP) from net income (non-GAAP) of $62.8 million or $1.88 per diluted ADS (non-GAAP) in the second quarter of 2022.

Third Quarter 2022 Review

Wallace Kou, President & CEO of Silicon Motion commented:

“Our customers continue to emphasize that end markets for PC and smartphone remain challenging, especially sales of SSDs in the channel market and this has been affecting our controller sales. Year-to-date, SSD controller sales have been flat year-over-year. Sales into the OEM market are holding up much better. Year-to-date, sales of SSD controllers into the OEM market have grown about 50% year-over-year, while sales to the channel market have declined about 40%. As we had previously communicated, we have extensive design-wins of PCIe Gen 4 SSD controllers for PC OEMs and the ramp of these projects is driving the strength of this part of our business. In the previous quarter, sales of Gen 4 controllers were already over half of all SSD controller sales and this significance increased further in the third quarter. While end-markets for channel market SSDs, including retailers, e-tailers and systems integrators, remain soft, especially in China, we are beginning to see some improvement in activity by module makers. NAND flash markers are beginning to off-load excess NAND inventory to module makers and we believe this trend could improve further in upcoming quarters.”

“We are making excellent progress with our MonTitanTM enterprise-class PCIe Gen5 SSD controller. At the recent OCP Global Summit, we demonstrated our SSD reference designs with our layered firmware stack, which has been validated with our NAND partners’ flash. We have good early engagements with potential customers, expect to begin sampling early next year and aim to be production ready towards the end of 2023.”

“For our eMMC+UFS controllers, year-to-date sales have grown by about a third year-over-year, with both eMMC and UFS controllers growing and eMMC growing about twice as fast. Growth has been driven by trends we had previously discussed, including favorable controller outsourcing and working with NAND flash makers with competitive market positions.”

“Gross margin in the third quarter decreased due to shifting product mix and pricing concessions. We expect overall sales to remain flat as we approach the end of the year.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2022	2Q 2022	3Q 2021	3Q 2022	2Q 2022	3Q 2021
Revenue	$250.8	$252.4	$254.2	$250.8	$252.4	$254.2
Gross profit Percent of revenue	$119.1 47.5%	$133.6 52.9%	$127.2 50.0%	$119.3 47.6%	$133.8 53.0%	$127.8 50.2%
Operating expenses	$63.8	$66.5	$58.3	$56.6	$56.8	$53.0
Operating income Percent of revenue	$55.4 22.1%	$67.1 26.6%	$68.9 27.1%	$62.7 25.0%	$77.0 30.5%	$74.8 29.4%
Earnings per diluted ADS	$1.29	$1.55	$1.58	$1.53	$1.88	$1.70

Other Financial Information

(in millions)	3Q 2022	2Q 2022	3Q 2021
Cash, cash equivalents, restricted cash and short-term investments—end of period	$253.9	$234.9	$419.5
Routine capital expenditures	$7.4	$2.9	$5.9
Dividend payments	$16.5	$16.5	$12.2
Share repurchases	*	$30.0	—

*	$0.1m ADS cancellation fee for shares repurchased in prior quarter.

During the third quarter of 2022, we had $8.6 million of capital expenditures, including $7.4 million for the routine purchase of testing equipment, software, design tools and other items, and $1.2 million for building construction in Hsinchu.

Returning Value to Shareholders

On October 25, 2021, our Board of Directors declared a $2.00 per ADS annual dividend to be paid in quarterly installments of $0.50 per ADS. On August 25, 2022, we paid $16.5 million to shareholders as the fourth and final installment of the annual dividend.

Acquisition Update

On May 5, 2022, Silicon Motion agreed to be acquired by MaxLinear, Inc. (“MaxLinear”) with Silicon Motion ADS holders to receive $93.54 in cash and 0.388 shares of common stock, par value $0.0001, of MaxLinear (“MaxLinear Common Stock”) for each ADS that they hold (the “Transaction”). On June 27, 2022, the Transaction’s waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) expired and, unless the Transaction closes after June 27, 2023, no further approval is required under the HSR Act. On August 31, 2022, securityholders at Silicon Motion’s Extraordinary General Meeting (“EGM”) approved the Transaction. In September, 2022, MaxLinear and Silicon Motion, which had previously filed with China’s State Administration for Market Regulation (“SAMR”) under the simplified procedures, refiled under the normal procedures as advised by SAMR. MaxLinear and Silicon Motion cannot predict with certainty the length of review under the normal procedure, but both parties continue to expect a final determination by SAMR in the second or third quarter of 2023. Closing of the Transaction is subject to certain customary closing conditions, including regulatory approval from SAMR and, if closing occurs after June 27, 2023, an additional filing under the HSR Act.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges related to the restructuring of our underperforming Shannon product lines, the write-down of NAND flash and SSD inventory valuation attributable to these product lines.

M&A transaction expenses consist of legal, financial advisory and other fees related to our pending sale to MaxLinear.

Loss from settlement of litigation relates to an estimated expense accrued in connection with a potential settlement of a lawsuit.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2021	2022	2022	2021	2022
	($)	($)	($)	($)	($)
Net Sales	254,241	252,373	250,812	657,743	745,163
Cost of sales	127,070	118,742	131,691	328,179	366,304

Gross profit	127,171	133,631	119,121	329,564	378,859
Operating expenses
Research & development	44,600	43,256	47,727	119,544	136,607
Sales & marketing	7,749	8,931	9,375	21,280	25,908
General & administrative	5,931	13,629	6,949	15,019	27,098
Loss from settlement of litigation	—	700	(300)	—	400

Operating income	68,891	67,115	55,370	173,721	188,846
Non-operating income (expense)
Interest income, net	312	365	750	1,009	1,375
Foreign exchange gain (loss), net	(114)	(2,190)	(2,293)	(404)	(4,318)
Others, net	—	—	—	3	1

Subtotal	198	(1,825)	(1,543)	608	(2,942)

Income before income tax	69,089	65,290	53,827	174,329	185,904
Income tax expense	13,665	13,707	10,936	34,961	36,929

Net income	55,424	51,583	42,891	139,368	148,975

Earnings per basic ADS	1.59	1.56	1.30	4.00	4.47
Earnings per diluted ADS	1.58	1.55	1.29	3.99	4.45
Margin Analysis:
Gross margin	50.0%	52.9%	47.5%	50.1%	50.8%
Operating margin	27.1%	26.6%	22.1%	26.4%	25.3%
Net margin	21.8%	20.4%	17.1%	21.2%	20.0%
Additional Data:
Weighted avg. ADS equivalents	34,933	33,117	33,050	34,844	33,325
Diluted ADS equivalents	35,023	33,194	33,140	34,967	33,448

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30, 2021 ($)	Jun. 30, 2022 ($)	Sep. 30, 2022 ($)	Sep. 30, 2021 ($)	Sep. 30, 2022 ($)
Gross profit (GAAP)	127,171	133,631	119,121	329,564	378,859
Gross margin (GAAP)	50.0%	52.9%	47.5%	50.1%	50.8%
Stock-based compensation (A)	111	89	143	217	370
SSD solutions restructuring	473	34	—	3,283	136
Gross profit (non-GAAP)	127,755	133,754	119,264	333,064	379,365
Gross margin (non-GAAP)	50.2%	53.0%	47.6%	50.6%	50.9%
Operating expenses (GAAP)	58,280	66,516	63,751	155,843	190,013
Stock-based compensation (A)	(5,059)	(2,341)	(5,679)	(10,332)	(13,451)
M&A transaction expenses	—	(6,678)	(1,766)	—	(8,444)
SSD solutions restructuring	(238)	—	—	(238)	—
Loss from settlement of litigation	—	(700)	300	—	(400)
Operating expenses (non-GAAP)	52,983	56,797	56,606	145,273	167,718
Operating profit (GAAP)	68,891	67,115	55,370	173,721	188,846
Operating margin (GAAP)	27.1%	26.6%	22.1%	26.4%	25.3%
Total adjustments to operating profit	5,881	9,842	7,288	14,070	22,801
Operating profit (non-GAAP)	74,772	76,957	62,658	187,791	211,647
Operating margin (non-GAAP)	29.4%	30.5%	25.0%	28.6%	28.4%
Non-operating income (expense) (GAAP)	198	(1,825)	(1,543)	608	(2,942)
Foreign exchange loss (gain), net	114	2,190	2,293	404	4,318
Non-operating income (expense) (non-GAAP)	312	365	750	1,012	1,376
Net income (GAAP)	55,424	51,583	42,891	139,368	148,975
Total pre-tax impact of non-GAAP adjustments	5,995	12,032	9,581	14,474	27,119
Income tax impact of non-GAAP adjustments	(1,015)	(861)	(1,311)	(2,048)	(3,234)
Net income (non-GAAP)	60,404	62,754	51,161	151,794	172,860
Earnings per diluted ADS (GAAP)	$1.58	$1.55	$1.29	$3.99	$4.45
Earnings per diluted ADS (non-GAAP)	$1.70	$1.88	$1.53	$4.31	$5.13

Shares used in computing earnings per diluted ADS (GAAP)	35,023	33,194	33,140	34,967	33,448
Non-GAAP adjustments	513	210	263	285	249
Shares used in computing earnings per diluted ADS (non-GAAP)	35,536	33,404	33,403	35,252	33,697
(A) Excludes stock-based compensation as follows:
Cost of sales	111	89	143	217	370
Research & development	3,251	1,271	4,029	6,508	9,007
Sales & marketing	616	438	615	1,502	1,684
General & administrative	1,192	632	1,035	2,322	2,760

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2021 ($)	Jun. 30 2022 ($)	Sep. 30 2022 ($)
Cash and cash equivalents	364,071	179,858	199,215
Accounts receivable (net)	184,984	243,546	229,692
Inventories	161,010	265,518	305,566
Refundable deposits – current	48,507	48,532	48,500
Prepaid expenses and other current assets	26,398	37,234	13,899

Total current assets	784,970	774,688	796,872
Long-term investments	8,507	8,439	8,333
Property and equipment (net)	110,289	131,368	133,499
Other assets	17,808	22,507	22,778

Total assets	921,574	937,002	961,482

Accounts payable	66,380	87,272	70,731
Income tax payable	31,190	46,434	46,211
Accrued expenses and other current liabilities	85,584	114,392	105,855

Total current liabilities	183,154	248,098	222,797
Other liabilities	31,198	44,007	44,328

Total liabilities	214,352	292,105	267,125
Shareholders’ equity	707,222	644,897	694,357

Total liabilities & shareholders’ equity	921,574	937,002	961,482

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30, 2021 ($)	Jun. 30 2022 ($)	Sep. 30 2022 ($)	Sep. 30, 2021 ($)	Sep. 30, 2022 ($)
Net income	55,424	51,583	42,891	139,368	148,975
Depreciation & amortization	4,180	4,677	4,864	12,125	13,995
Stock-based compensation	5,170	2,430	5,822	10,549	13,821
Investment impairment, losses & disposals	2	—	3	204	5
Changes in operating assets and liabilities	(36,117)	(55,320)	(10,940)	(56,191)	(132,913)

Net cash provided by (used in) operating activities	28,659	3,370	42,640	106,055	43,883

Purchase of property & equipment	(7,329)	(4,918)	(8,568)	(15,585)	(25,148)
Purchase of long-term investments	(2,007)	—	—	(3,506)	—

Net cash provided by (used in) investing activities	(9,336)	(4,918)	(8,568)	(19,091)	(25,148)

Dividend payments	(12,204)	(16,489)	(16,499)	(36,604)	(49,941)
Share repurchases	—	(30,001)	(109)*	—	(133,155)

Net cash used in financing activities	(12,204)	(46,490)	(16,608)	(36,604)	(183,096)

Net increase (decrease) in cash, cash equivalents & restricted cash	7,119	(48,038)	17,464	50,360	(164,361)
Effect of foreign exchange changes	23	1,325	1,482	(119)	2,723
Cash, cash equivalents & restricted cash—beginning of period	412,310	281,652	234,939	369,211	415,523

Cash, cash equivalents & restricted cash—end of period	419,452	234,939	253,885	419,452	253,885

*	ADS cancellation fee for shares repurchased in prior quarter

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

Information provided in this press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Transaction that will result in the merger of Shark Merger Sub, with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of MaxLinear, the satisfaction or waiver of any conditions to the Transaction, anticipated benefits, growth opportunities and other events relating to the Transaction, and projections about Silicon Motion’s business and its future revenues, expenses and profitability, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially,” “continue,” “could,” “seek,” “see,” “would,” “might,” “continue,” “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the Transaction may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s or MaxLinear’s respective business and the price of the ordinary shares, par value $0.01 per share, of Silicon Motion, Silicon Motion’s ADSs and shares of MaxLinear Common Stock;

uncertainties as to the timing of the consummation of the Transaction and the potential failure to satisfy the conditions to the consummation of the Transaction, including the receipt of certain governmental and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; the effect of the announcement or pendency of the Transaction on the Company’s or MaxLinear’s respective business relationships, operating results, and business generally; expected benefits, including financial benefits, of the Transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the Transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing businesses, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Transaction or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ responses to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Transaction or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants and related private and public sector measures; Silicon Motion’s ability to provide a safe working environment for employees during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; Silicon Motion’s and MaxLinear’s abilities to implement their business strategies; pricing trends, including Silicon Motion’s and the MaxLinear’s abilities to achieve economies of scale; uncertainty as to the long-term value of MaxLinear Common Stock; restrictions during the pendency of the Transaction that may impact the Company’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are also available on Silicon Motion’s website at https://www.siliconmotion.com/investor. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director of IR and Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com